UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. ___)*
Under the Securities Exchange Act of 1934

LAZARD GROWTH ACQUISITION CORP. I
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G54035103
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)

☐          Rule 13d-1(c)

☒          Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G54035103

1	NAMES OF REPORTING PERSONS
LGACo 1 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,275,000 (1)(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,275,000 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,275,000 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 14,275,000 shares of Class A ordinary shares issuable upon conversion of 14,275,000 Class B ordinary shares. LGACo 1 LLC, a Delaware series limited liability company and the sponsor (the “Sponsor”) of Lazard Growth Acquisition Corp. I, a Cayman Islands exempted company (the “Issuer”), is the record holder of 14,275,000 Class B ordinary shares, par value $0.0001 per share (the “Founder Shares”), which will automatically convert into Class A ordinary shares, par value $0.0001 per share, of the Issuer at the time of the Issuer’s initial business combination, or earlier at the option of the holder thereof, on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like pursuant to certain anti-dilution rights.

(2)
As described in the Issuer’s registration statement on Form S-1 (File No. 333-252408) under the heading “Principal Shareholders”, the Sponsor has issued certain limited liability company interests (the “Series Membership Interests”) in various series of the Sponsor, which entitle the holders thereof to economic interests in respect of the Founder Shares. Pursuant to the amended and restated operating agreement of the Sponsor, Lazard Group LLC, a Delaware limited liability company (“Lazard Group”), is the sole manager of the Sponsor and each series thereof and, accordingly, maintains the voting rights attributable to, and the dispositive power in respect of, all of the Founder Shares underlying the Series Membership Interests. LGA Holdco LLC, a Delaware limited liability company and the Series A Member of the Sponsor (“HoldCo”), (i) holds all of the Series Membership Interests in a series of the Sponsor, which entitles it to economic interests in respect of 9,975,000 Founder Shares and (ii) has full power to appoint, remove or replace the sole manager of the Sponsor at any time.

(3)
The calculation assumes that there is a total of 71,875,000 Class A ordinary shares outstanding, which is the sum of (i) the 57,500,000 Class A ordinary shares outstanding as of October 15, 2021, as reported in Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on December 17, 2021 (the “Report”), and (ii) the 14,375,000 Class A ordinary shares issuable upon conversion of the Class B ordinary shares reported in the Report.

CUSIP No. G54035103

1	NAMES OF REPORTING PERSONS
LGA HoldCo LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,275,000 (1)(2)(3)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,275,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,275,000 (1)(2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.9% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 14,275,000 shares of Class A ordinary shares issuable upon conversion of 14,275,000 Class B ordinary shares. The Sponsor is the record holder of 14,275,000 Founder Shares, which will automatically convert into Class A ordinary shares, par value $0.0001 per share, of the Issuer at the time of the Issuer’s initial business combination, or earlier at the option of the holder thereof, on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like pursuant to certain anti-dilution rights.

(2)
As described in the Issuer’s registration statement on Form S-1 (File No. 333-252408) under the heading “Principal Shareholders”, the Sponsor has issued certain Series Membership Interests in various series of the Sponsor, which entitle the holders thereof to economic interests in respect of the Founder Shares. Pursuant to the amended and restated operating agreement of the Sponsor, Lazard Group is the sole manager of the Sponsor and each series thereof and, accordingly, maintains the voting rights attributable to, and the dispositive power in respect of, all of the Founder Shares underlying the Series Membership Interests. HoldCo (i) holds all of the Series Membership Interests in a series of the Sponsor, which entitles it to economic interests in respect of 9,975,000 Founder Shares and (ii) has full power to appoint, remove or replace the sole manager of the Sponsor at any time.

(3)
HoldCo is a direct wholly owned subsidiary of Lazard Group and an indirect wholly owned subsidiary of Lazard Ltd. As such, Lazard Ltd, through its controlling ownership interests in Lazard Group and HoldCo, has full discretion to manage and control the business and affairs of the Sponsor and each series thereof and is the ultimate control person of the Founder Shares held of record by the Sponsor. Accordingly, each of Lazard Group and Lazard Ltd may be deemed a beneficial owner of Founder Shares held of record by the Sponsor, but disclaims beneficial ownership of any such Founder Shares except to the extent of their respective pecuniary interests therein.

(4)
The calculation assumes that there is a total of 71,875,000 Class A ordinary shares outstanding, which is the sum of (i) the 57,500,000 Class A ordinary shares outstanding as of October 15, 2021, as reported in the Report, and (ii) the 14,375,000 Class A ordinary shares issuable upon conversion of the Class B ordinary shares reported in the Report.

CUSIP No. G54035103

1	NAMES OF REPORTING PERSONS
Lazard Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,275,000 (1)(2)(3)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,275,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,275,000 (1)(2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.9% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 14,275,000 shares of Class A ordinary shares issuable upon conversion of 14,275,000 Class B ordinary shares. The Sponsor is the record holder of 14,275,000 Founder Shares, which will automatically convert into Class A ordinary shares, par value $0.0001 per share, of the Issuer at the time of the Issuer’s initial business combination, or earlier at the option of the holder thereof, on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like pursuant to certain anti-dilution rights.

(2)
As described in the Issuer’s registration statement on Form S-1 (File No. 333-252408) under the heading “Principal Shareholders”, the Sponsor has issued certain Series Membership Interests in various series of the Sponsor, which entitle the holders thereof to economic interests in respect of the Founder Shares. Pursuant to the amended and restated operating agreement of the Sponsor, Lazard Group is the sole manager of the Sponsor and each series thereof and, accordingly, maintains the voting rights attributable to, and the dispositive power in respect of, all of the Founder Shares underlying the Series Membership Interests. HoldCo (i) holds all of the Series Membership Interests in a series of the Sponsor, which entitles it to economic interests in respect of 9,975,000 Founder Shares and (ii) has full power to appoint, remove or replace the sole manager of the Sponsor at any time.

(3)
HoldCo is a direct wholly owned subsidiary of Lazard Group and an indirect wholly owned subsidiary of Lazard Ltd. As such, Lazard Ltd, through its controlling ownership interests in Lazard Group and HoldCo, has full discretion to manage and control the business and affairs of the Sponsor and each series thereof and is the ultimate control person of the Founder Shares held of record by the Sponsor. Accordingly, each of Lazard Group and Lazard Ltd may be deemed a beneficial owner of Founder Shares held of record by the Sponsor, but disclaims beneficial ownership of any such Founder Shares except to the extent of their respective pecuniary interests therein.

(4)
The calculation assumes that there is a total of 71,875,000 Class A ordinary shares outstanding, which is the sum of (i) the 57,500,000 Class A ordinary shares outstanding as of October 15, 2021, as reported in the Report, and (ii) the 14,375,000 Class A ordinary shares issuable upon conversion of the Class B ordinary shares reported in the Report.

CUSIP No. G54035103

1	NAMES OF REPORTING PERSONS
Lazard Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,275,000 (1)(2)(3)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,275,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,275,000 (1)(2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.9% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 14,275,000 shares of Class A ordinary shares issuable upon conversion of 14,275,000 Class B ordinary shares. The Sponsor is the record holder of 14,275,000 Founder Shares, which will automatically convert into Class A ordinary shares, par value $0.0001 per share, of the Issuer at the time of the Issuer’s initial business combination, or earlier at the option of the holder thereof, on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like pursuant to certain anti-dilution rights.

(2)
As described in the Issuer’s registration statement on Form S-1 (File No. 333-252408) under the heading “Principal Shareholders”, the Sponsor has issued certain Series Membership Interests in various series of the Sponsor, which entitle the holders thereof to economic interests in respect of the Founder Shares. Pursuant to the amended and restated operating agreement of the Sponsor, Lazard Group is the sole manager of the Sponsor and each series thereof and, accordingly, maintains the voting rights attributable to, and the dispositive power in respect of, all of the Founder Shares underlying the Series Membership Interests. HoldCo (i) holds all of the Series Membership Interests in a series of the Sponsor, which entitles it to economic interests in respect of 9,975,000 Founder Shares and (ii) has full power to appoint, remove or replace the sole manager of the Sponsor at any time.

(3)
HoldCo is a direct wholly owned subsidiary of Lazard Group and an indirect wholly owned subsidiary of Lazard Ltd. As such, Lazard Ltd, through its controlling ownership interests in Lazard Group and HoldCo, has full discretion to manage and control the business and affairs of the Sponsor and each series thereof and is the ultimate control person of the Founder Shares held of record by the Sponsor. Accordingly, each of Lazard Group and Lazard Ltd may be deemed a beneficial owner of Founder Shares held of record by the Sponsor, but disclaims beneficial ownership of any such Founder Shares except to the extent of their respective pecuniary interests therein.

(4)
The calculation assumes that there is a total of 71,875,000 Class A ordinary shares outstanding, which is the sum of (i) the 57,500,000 Class A ordinary shares outstanding as of October 15, 2021, as reported in the Report, and (ii) the 14,375,000 Class A ordinary shares issuable upon conversion of the Class B ordinary shares reported in the Report.

Item 1(a).	Name of Issuer:

Lazard Growth Acquisition Corp. I

Item 1(b).	Address of Issuer’s Principal Executive Offices:

30 Rockefeller Plaza, New York, New York 10112

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.          LGACo 1 LLC

2.          LGA HoldCo LLC

3.          Lazard Group LLC

4.          Lazard Ltd

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

30 Rockefeller Plaza, New York, New York 10112

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

G54035103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d‑1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d‑1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:  _______________.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Sole power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following □

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2022

LGACo 1 LLC

By:	/s/ Evan L. Russo
	Name:	Evan L. Russo
	Title:	Treasurer

LGA HoldCo LLC

By:	/s/ Evan L. Russo
	Name:	Evan L. Russo
	Title:	Treasurer

Lazard Group LLC

By:	/s/ Evan L. Russo
	Name:	Evan L. Russo
	Title:	Chief Financial Officer

Lazard Ltd

By:	/s/ Evan L. Russo
	Name:	Evan L. Russo
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.